UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement
Under Section 14(d)(4) of the Securities Exchange Act of 1934

(Amendment No. 5)

TANGOE, INC.

(Name of Subject Company)

TANGOE, INC.

(Name of Person Filing Statement)

Common Stock, par value $0.0001 per share
(Title of Class of Securities)

87582Y108
(CUSIP Number of Class of Securities)

J.D. Foy
Chief Executive Officer
Tangoe, Inc.
35 Executive Boulevard
Orange, CT 06477
(203) 859-9300
(Name, address and telephone number of person authorized
to receive notices and communications on behalf of the persons filing statement)

With copies to:

Jay E. Bothwick
Wilmer Cutler Pickering Hale and Dorr LLP
60 State Street
Boston, MA 02109
(617) 526-6000

☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Purpose of Amendment

This Amendment No. 5 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 of Tangoe, Inc. (the “Company”) filed with the Securities and Exchange Commission (the “SEC”) on May 12, 2017 (as amended or supplemented from time to time, the “Schedule 14D-9”). The Schedule 14D-9 relates to the tender offer by TAMS Inc., a Delaware corporation (the “Purchaser”), a wholly owned subsidiary of Asentinel, LLC, a Delaware limited liability company (the “Parent”), to acquire all of the outstanding shares of Common Stock (the “Shares”) at a purchase price of $6.50 per share, net to the seller in cash, without interest and less any applicable withholding taxes (the “Offer Price”), and upon the terms and subject to the conditions set forth in the Offer to Purchase, dated May 12, 2017 (as amended or supplemented from time to time, the “Offer to Purchase”), and in the related Letter of Transmittal (which, together with the Offer to Purchase, as each may be amended or supplemented from time to time, constitute the “Offer”). The Offer is described in a Tender Offer Statement on Schedule TO (as amended or supplemented from time to time, the “Schedule TO”) filed by the Parent and the Purchaser with the SEC on May 12, 2017. The Offer to Purchase and Letter of Transmittal are filed as Exhibits (a)(1)(A) and (a)(1)(B), respectively, to the Schedule TO.

Except as otherwise set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated by reference as relevant to the items in this Amendment. Capitalized terms used and not defined herein shall have the meanings assigned to such terms in the Schedule 14D-9. This Amendment is being filed to reflect certain updates as set forth below.

Item 8.   Additional Information.

Item 8 of the Schedule 14D-9 is hereby amended and supplemented as follows:

“The Offer and all withdrawal rights thereunder expired at 10:00 a.m., Eastern Time, on June 15, 2017. American Stock Transfer & Trust Company, LLC, the depositary for the Offer, has advised that, as of the expiration of the Offer, an aggregate of approximately 31,235,983 Shares had been validly tendered and not validly withdrawn pursuant to the Offer, representing approximately 78.2% of Shares then outstanding. In addition, as of such time, Notices of Guaranteed Delivery had been delivered with respect to approximately 941,077 Shares, representing approximately 2.4% of the Shares then outstanding. The aggregate number of Shares validly tendered and not validly withdrawn pursuant to the Offer satisfies the Minimum Condition (as defined in the Merger Agreement) that the number of Shares validly tendered and not validly withdrawn (without regard to Shares tendered pursuant to guaranteed delivery procedures that have not yet been delivered in settlement or satisfaction of such guarantee), together with any Shares beneficially owned by the Parent or any affiliates of the Parent, is equal to at least one share more than 50% of Common Stock then outstanding determined on a fully-diluted basis. All conditions to the Offer having been satisfied, the Purchaser accepted for payment, and expects to promptly pay for in accordance with the terms of the Offer, all Shares that were validly tendered and not validly withdrawn pursuant to the Offer.

On June 15, 2017, the Purchaser exercised the Top-Up Option and purchased 6,188,444 shares of Common Stock at a price of $6.50 per share, through payment in cash of $618.85 and delivery to the Company of a promissory note in the principal amount of $40,224,267.15.  Following the exercise of the Top-Up Option, the Purchaser held more than 90% of the number of shares of Common Stock then outstanding, and the remaining conditions set forth in the Merger Agreement to the Merger were satisfied. The Purchaser advised the Company that it intends to consummate the Merger on June 16, 2017 without a vote of stockholders of the Company, in accordance with Section 253 of the DGCL. Pursuant to the Merger Agreement, at the Effective Time, (i) the Purchaser will be merged with and into the Company, with the Company continuing as the surviving corporation and a wholly owned subsidiary of the Parent, and (ii) each Share issued and outstanding immediately prior to the Effective Time (other than Shares held in the treasury of the Company and any Shares owned by any subsidiary of the Company, the Parent, the Purchaser or any other affiliate of the Parent or any stockholders who are entitled to and who properly exercise appraisal rights under Delaware law), will be canceled and converted automatically into the right to receive the Offer Price.

The full text of the press release issued by the Parent and the Company on June 16, 2017, announcing the expiration and results of the Offer is filed as Exhibit (a)(10) hereto and is incorporated herein by reference.”

Item 9.   Exhibits.

Item 9 of the Schedule 14D-9 is hereby amended and supplemented by adding the following exhibit:

Exhibit No.	Description

(a)(10)	Press release, dated June 16, 2017 (incorporated by reference to Exhibit (a)(1)(I) to Amendment 4 to the Schedule TO filed with the SEC on June 16, 2017).

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

TANGOE, INC.
Date: June 16, 2017
	By:	/s/ Thomas P. Flynn
Thomas P. Flynn
Chief Administrative Officer, General Counsel & Secretary